Filed Pursuant to Rule 433

Registration Statement No. 333-141084

Pricing Term Sheet

October 25, 2007

Pricing Term Sheet

5.75% Notes due 2017

Issuer:	Union Pacific Corporation

Size:	$500,000,000
Maturity:	November 15, 2017
Coupon:	5.75%
Price to Public:	99.928% of face amount
Yield to maturity:	5.759%
Spread to Benchmark Treasury:	1.42%
Benchmark Treasury:	UST 4.750% due August 2017
Benchmark Treasury Yield:	4.339%
Interest Payment Dates:	May 15 and November 15, commencing on May 15, 2008

Redemption Provisions:

Make-Whole Call:	Any time at the greater of 100% or the make-whole amount at a discount rate equal to Treasury Rate plus 25 basis points.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

Trade Date:	October 25, 2007
Settlement Date:	October 30, 2007 (T+3)
CUSIP:	907818 CZ9

Denominations	$1,000 x $1,000

Ratings:	Baa2 (stable) / BBB (stable)

Underwriters:

Joint Book-Running Managers:

BNP Paribas Securities Corp.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Morgan Stanley & Co. Incorporated

Senior Co-Managers:

Banc of America Securities LLC

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Co-Managers:

Lazard Capital Markets LLC

Piper Jaffray & Co.

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp., toll-free at 1-800-854-5674, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408, or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.

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